SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celera Corporation
(Name of Subject Company (Issuer))
Spark Acquisition Corporation
a wholly-owned subsidiary of
Quest Diagnostics Incorporated
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
15100E106
(CUSIP Number of Class of Securities)

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940
Telephone: (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$683,780,048	$79,386.86

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161% of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO is filed by Spark Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Celera Common Stock” or the “Shares”) of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of March 17, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Quest Diagnostics, the Purchaser and Celera, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

          (a) The subject company and issuer of the securities subject to the Offer is Celera. Its principal executive office is located at 1401 Harbor Bay Parkway, Alameda, California 94502, and its telephone number is (510) 749-4200.

          (b) This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $8.00 per Share, net to the holder thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

          (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

          (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Quest Diagnostics and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

          (a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction,” “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

          (a)(1)(ix), (xi) Not applicable.

          (a)(2)(i)-(v) and (vii) The information set forth in the “Introduction,” “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Celera” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Celera; Recent Developments Relating to Celera” is incorporated in this Schedule TO by reference.

          (a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

          (a), (b) The information set forth in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Certain Information Concerning Quest Diagnostics and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Celera” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Celera; Recent Developments Relating to Celera” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

          (a), (c)(1), (c)(3-7) The information set forth in the “Introduction,” “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Celera,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Celera; Recent Developments Relating to Celera,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

          (c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

          (a), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

          (b) None.

Item 8.	Interest in Securities of the Subject Company.

          (a), (b) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

          (a) The information set forth in the “Introduction” and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

          (a), (b) Not applicable.

Item 11.	Additional Information.

          (a)(1) The information set forth in the “Summary Term Sheet” and the section of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Celera; Recent Developments Relating to Celera” is incorporated in this Schedule TO by reference.

          (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Celera; Recent Developments Relating to Celera” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

          (a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

          (a)(5) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Celera; Recent Developments Relating to Celera” is incorporated in this Schedule TO by reference.

          (b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 28, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)

Press release issued by Celera Corporation and Quest Diagnostics Incorporated on March 18, 2011, incorporated herein by reference to the Schedule TO-C filed by Quest Diagnostics Incorporated and the Purchaser on March 18, 2011.

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on March 28, 2011.

(a)(5)(C)	Press release issued by Quest Diagnostics Incorporated on March 28, 2011.

(b)(1)

Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report filed on Form 8-K on June 6, 2007.

(b)(2)

Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorprated, Quest Disagnostics Receivables Inc. and the various lenders thereto (the “Credit Agreement”), incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended June 30, 2008 on Form 10-Q, filed on July 24, 2008.

(b)(3)	Amendment No. 1 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.

(b)(4)	Amendment No. 2 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.

(b)(5)	Amendment No. 3 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2011, by and among Celera Corporation, Quest Diagnostics Incorporated and the Purchaser.

(d)(2)	Confidentiality Agreement, dated March 9, 2010, by and between Celera Corporation and Quest Diagnostics Incorporated.

(d)(3)	Employment Agreement, by and between Kathy Ordoñez and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(4)	Offer Letter Agreement, by and between Michael Zoccoli and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(5)	Offer Letter Agreement, by and between Michael Mercer and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(6)	Offer Letter Agreement, by and between Paul Arata and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2011

SPARK ACQUISITION CORPORATION

By:	/S/ MICHAEL E. PREVOZNIK

Name:	Michael E. Prevoznik
Title:	Vice President and Secretary

QUEST DIAGNOSTICS INCORPORATED

By:	/S/ WILLIAM J. O’SHAUGHNESSY, JR.

Name:	William J. O’Shaughnessy, Jr.
Title:	Assistant General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 28, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)

Press release issued by Celera Corporation and Quest Diagnostics Incorporated on March 18, 2011, incorporated herein by reference to the Schedule TO-C filed by Quest Diagnostics Incorporated and the Purchaser on March 18, 2011.

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on March 28, 2011.

(a)(5)(C)	Press release issued by Quest Diagnostics Incorporated on March 28, 2011.

(b)(1)

Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report filed on Form 8-K on June 6, 2007.

(b)(2)

Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorprated, Quest Disagnostics Receivables Inc. and the various lenders thereto (the “Credit Agreement”), incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended June 30, 2008 on Form 10-Q, filed on July 24, 2008.

(b)(3)	Amendment No. 1 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.

(b)(4)	Amendment No. 2 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.

(b)(5)	Amendment No. 3 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2011, by and among Celera Corporation, Quest Diagnostics Incorporated and the Purchaser.

(d)(2)	Confidentiality Agreement, dated March 9, 2010, by and between Celera Corporation and Quest Diagnostics Incorporated.

(d)(3)	Employment Agreement, by and between Kathy Ordoñez and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(4)	Offer Letter Agreement, by and between Michael Zoccoli and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(5)	Offer Letter Agreement, by and between Michael Mercer and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(6)	Offer Letter Agreement, by and between Paul Arata and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(g)	Not applicable.

(h)	Not applicable.